UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Fiscal Year Ended December 31, 2005

 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 NELSON RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

 CUMMINS INC.
 500 Jackson Street
P. O. Box 3005
Columbus, IN  47202-3005
(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

NELSON RETIREMENT AND SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

NELSON RETIREMENT AND SAVINGS PLAN

     TABLE OF CONTENTS
DECEMBER 31, 2005 AND 2004

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2005	4

Notes to Financial Statements	5

Supplemental Schedules*

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	11

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust"), the schedules of assets (held at end of year), at December 31, 2005 and of reportable transactions for the year ended December 31, 2005 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and Participants of the
   Nelson Retirement and Savings Plan
Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Nelson Retirement and Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2006

NELSON RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value	$112,065,299	$108,408,770
Participant loans	1,552,379	847,976
Total investments	113,617,678	109,256,746

Receivables:
Employer contributions	27,769	919,475
Employee contributions	-0-	119,544

Total assets	113,645,447	110,295,765

Liabilities
Excess contributions refundable	28,261	47,629

Net assets available for benefits	$113,617,186	$110,248,136

See accompanying notes to financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions
Contributions:
Employer	$1,493,552
Employee	2,934,668
Plan interest in Cummins Inc. and Affilitates Retirement
and Savings Plans Master Trust investment income	6,161,084
Interest income	56,440
Total additions	10,645,744

Deductions
Benefits paid to participants	7,662,917
Other deductions	613
Total deductions	7,663,530

Fund transfers with Affiliate Plans	386,836

Net change in net assets available for benefits	3,369,050

Net assets available for benefits, beginning of year	110,248,136

Net assets available for benefits, end of year	$113,617,186

See accompanying notes to financial statements.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.   DESCRIPTION OF THE PLAN

The following description of the Nelson Retirement and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the "Company"). Eligible employees are employees of Nelson Industries, Inc. ("Nelson"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust ("Master Trust") holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Onan Corporation Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Lubricant Consultants, Inc. Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees

The trustee for the Master Trust was The Vanguard Group until July 2005 when State Street Corporation was appointed as trustee. As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as "Fund transfers with Affiliate Plans".

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of seventeen investment options, including Cummins Inc. common stock.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Matching Contribution

Effective January 1, 2004, the Company matches participants 50% on 6% of wages. The matching contribution is made in the form of cash or Company stock, based on the participant's employing company, as defined. Prior to May 1, 2002, Company matching contributions in the form of Company stock could not be reinvested into other investment options until the participant is 55 years of age. On May 1, 2002, the Company started removing restrictions on the reinvestment of stock received as a Company match. At December 31, 2002, 80% of Company stock received as a match was available for diversification. Subsequent to February 1, 2003, the entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant's weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant's account balance. Loans are secured by the participant's account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan's investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the fixed income fund. The fixed income fund consists primarily of insurance contracts and bank investment contracts with various companies. The investment contracts are carried at contract value. Fair value approximates contract value, which represents contributions made plus interest accrued at the contract rate, less withdrawals. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan's investment balances to the total Master Trust investment balances.

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

3.   INVESTMENTS IN MASTER TRUST

The Plan's investments are held in the Master Trust. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was 8.8% and 8.9%, respectively. The following investments are held by the Master Trust as of December 31:

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

	2005	2004

Cummins Inc. common stock fund	$153,650,988	$154,216,337
Cummins Inc. common stock - ESOP fund
(non-participant directed)	57,940,244	58,280,526
Fixed income fund	336,232,266	332,380,200
Registered investment companies	722,028,763	675,711,339

Total	$1,269,852,261	$1,220,588,402

The fixed income fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2009. The contracts have varying yields and crediting interest rates which averaged 4.6 percent and 4.2 percent during the years ended December 31, 2005 and 2004, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts' aggregate fair values were approximately $4,465,000 lower and $1,050,000 greater than the reported contract values at December 31, 2005 and 2004, respectively.

Investments that represent 5% of more of the Master Trust's assets are separately identified as follows:

	2005	2004

Vanguard Wellington Fund	$-0-	$195,017,499
Cummins Inc. Common Stock Fund	211,591,232	212,496,863
Vanguard Institutional Index Fund	-0-	171,875,842
Vanguard US Growth Fund	-0-	69,382,677
Vanguard Explorer Fund	-0-	58,726,095
Vanguard LifeStrategy Moderate
Growth Fund	-0-	69,239,828
American Funds Growth Fund of America	88,915,804	-0-
NTGI S & P 500 Index Fund	158,108,788	-0-
Vanguard Target Retirement 2025	67,936,463	-0-
Vanguard Wellington Admiral Shares Fund	205,841,975	-0-
Other	537,457,999	443,849,598

Total	$1,269,852,261	$1,220,588,402

NELSON RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

Investment income for the Master Trust for the year ended December 31, 2005 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. common stock fund	$10,445,985
Cummins Inc. common stock - ESOP fund
(non-participant directed)	3,541,370
Registered investment companies	44,057,710

Interest	13,887,138
Dividends	2,219,584
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	768,887

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2005 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $4,400,316.

4.   TAX STATUS

The Plan has not received a determination letter. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   RELATED PARTY TRANSACTIONS

Certain Master Trust investments are or were shares of mutual funds managed by The Vanguard Group, State Street Corporation and shares of Cummins Inc. The Vanguard Group was the trustee of the Master Trust through early July 2005 and then State Street Corporation became the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Transactions with these parties qualify as party-in-interest transactions.

6.   IRS SETTLEMENT

The Plan has settled with the IRS relating to an audit of the Plan. As part of the settlement the Company paid $1,101,643 into the accounts of non-highly compensated employees of the Retirement Savings Plans on February 25, 2005. Of that amount, $5,239 was allocated to this Plan and accrued in employer contributions receivable at December 31, 2004.

7.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," which affects defined contribution pension plans that hold fully benefit-responsive investment contracts.  The financial statement presentation and disclosure guidance in the FSP is effective for financial statements for plan years ending after December 15, 2006.  The revised definition of fully benefit-responsive in the FSP shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006.  If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of this SOP.  This FSP will impact whether the Plan recognizes its investment contracts at fair value or contract value.  The Plan has not yet made this determination or determined any potential impact on its financial statements which may result from the implementation of this FSP.

SUPPLEMENTARY INFORMATION

NELSON RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2005

EIN 35-0257090 Plan Number: 040
(a) (b)	(c)	(d)	(e)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Participant Loans	1 - 4 1/2 year maturity
	5.0% to 10.5%	$-0-	$1,552,379

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NELSON RETIREMENT AND SAVINGS PLAN

By:    Benefits Policy Committee of Cummins Inc.

Date: June 29, 2006	By:	/S/ DAVID C. WRIGHT
David C. Wright
Secretary